Exhibit 99.2

Sportradar Announces Nomination of Two New Directors at

Upcoming 2023 Annual General Meeting

ST. GALLEN, April 24, 2023 – Sportradar Group AG (NASDAQ: SRAD) today announced that two highly experienced executives, Rajani Ramanathan and William Kurtz, will stand for election as independent members of its Board of Directors at the company’s annual general meeting of shareholders, on May 16, 2023 in St. Gallen, Switzerland. In addition to Ms. Ramanathan and Mr. Kurtz, the candidates for the seats include seven incumbent directors advanced by the board.

Ms. Ramanathan currently serves as an advisor and director to several public and private technology companies in the AI, VR, Blockchain, and connected (IoT) technology space. Currently, Ms. Ramanathan is a member of the board of directors of ESI Group, a French publicly traded company providing virtual prototyping software solutions and services. She has also chaired ESI’s Technology and Marketing Committee and since September 2022 she has chaired ESI’s Compensation Committee and the Nomination and Governance Committee. In addition, she serves on the boards of Guidewire Software, Faro Technologies, and Hayden AI. From 2000-2014, she had served in a variety of leadership roles at Salesforce, most recently as its Chief Operating Officer and Executive Vice President – Technology and Products.

Mr. Kurtz has over 30 years of experience as a chief financial officer and chief operating officer in several high-growth technology equipment and software companies and likewise sits on several corporate boards. Mr. Kurtz currently sits on the board of directors of Aterian Inc., a Nasdaq listed company where he serves as lead independent director and as a member of the audit, compensation, and nominating and corporate governance committees, and on the board of Ripcord, Inc. where he serves on the audit committee. Also, since September 2016 he has served on the board of Verint Systems Inc., a Nasdaq-listed analytics company, as chairman of its audit committee and as a member of the governance committee. Mr. Kurtz has held several senior executive positions, most recently as Interim Chief Executive Officer at Ripcord, Inc. Prior to that, he had served as chief financial officer and chief commercial officer of Bloom Energy Corporation, a manufacturer of on-site power generation platforms. Other senior finance roles include Novellus Systems (now Lam Research), Engenio Information Technologies, 3PARdata, Scient Corporation, and AT&T Corporation. If elected, the company expects Mr. Kurtz will chair the audit committee.

Additionally, Mr. Robel, who has served on the board since September 2020, will retire from the company’s board this year and will not stand for re-election at the annual general meeting. In his role, Mr. Robel has chaired the audit committee since September 2020 and was instrumental in the successful IPO of Sportradar.

Jeffery Yabuki, Chairman of the Board of Directors, said: “On behalf of the entire board of directors, we thank Chuck Robel for his outstanding service to Sportradar. His contributions have been meaningful, significant, and greatly appreciated. We know Chuck will remain a friend and supporter of Sportradar.”

Added Yabuki, “I’m excited about the prospect of both Rajani Ramanathan and William Kurtz joining the Sportradar board at this important time. Their highly relevant experiences – both individually and collectively – will deliver valuable perspective as Sportradar continues its rapid growth trajectory in this incredibly exciting space.”

Full biographies of the new candidates as well as other information pertaining to the Annual General Meeting may be found online at https://investors.sportradar.com/financials-filings/annual-reports

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, Bundesliga, ICC and ITF, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

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Sandra Lee

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Investor Relations

Rima Hyder

investor.relations@sportradar.com